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| FORM 4 |               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                           WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16,
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

        Wheeler                        H.                              A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                       5555 Concord Parkway South
--------------------------------------------------------------------------------
                                   (Street)
        Concord,                       NC                             28027
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)
2. Issuer Name and Ticker or Trading Symbol Speedway Motorsports, Inc.(NYSE:TRK)
                                            ------------------------------------
3. I.R.S. or Social Security Number of Reporting Person
   (voluntary)   ###-##-####
                --------------
4. Statement for Month/Year    January 2002
                             ---------------------------------------------------
5. If Amendment, Date of Original (Month/Year)
                                               ---------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X Director    X    Officer             ___ 10% Owner    ___ Other
    ---           ---   (give title below)                       (specify below)

                           COO & President
    ----------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)
     X  Form filed by One Reporting Person
    ---
        Form filed by More than One Reporting Person
    ---

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4, and 5)              Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock/1/        1/4/02     M              7500          A         3.75                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock/1/        1/4/02     S              7500          D        26.0368                             D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock/1/        1/7/02     M              5500          A         3.75                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock/1/        1/7/02     S              5500          D        26.0273                             D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock/1/        1/8/02     M              6804          A         3.75                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock/1/        1/8/02     S              6804          D        26.0479                             D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock/1/        1/9/02     M              9300          A         3.75                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock/1/        1/9/02     S              9300          D        26.4297                             D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      505,900/2/
------------------------------------------------------------------------------------------------------------------------------------

/1/ Transactions noted are effective pursuant to a plan adopted by HAW in 2001 pursuant to 10b5-1 promulgated by S.E.C. in 1934.
/2/ This figure includes all shares held outright and all options regardless of exercise price and expiration date.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Option/1/3/      3.75              1/4/02             M                                      7500
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Option/1/3/      3.75              1/7/02             M                                      5500
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Option/1/3/      3.75              1/8/02             M                                      6804
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Purchase Option/1/3/      3.75              1/9/02             M                                      9300
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Nature
                                 cisable and       Underlying Securities        of          of Deriv-        ship          of In-
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          direct
                                 Date                                           ative       Secur-           of De-        Bene-
                                 (Month/Day/                                    Secur-      ities            rivative      ficial
                                 Year)                                          ity         Bene-            Security:     Owner-
                                                                                (Instr.     ficially         Direct        ship
                               --------------------------------------------     5)          Owned            (D) or        (Instr.
                               Date     Expira-                    Amount or                at End           Indirect      4)
                               Exer-    tion         Title         Number of                of               (I)
                               cisable  Date                       Shares                   Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                             6/21/95  12/21/04   Common Stock     7500                                        D
------------------------------------------------------------------------------------------------------------------------------------
                             6/21/95  12/21/04   Common Stock     5500                                        D
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                             6/21/95  12/21/04   Common Stock     6804                                        D
------------------------------------------------------------------------------------------------------------------------------------
                             6/21/95  12/21/04   Common Stock     9300                                        D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                495,500/4/
------------------------------------------------------------------------------------------------------------------------------------

/3/ Option Granted pursuant to 1994 Speedway Motorsports Stock Option Plan /4/ This figure includes all options regardless of exercise price and expiration date.



Explanation of Responses:


          -------------------------------      -------------------
          **Signature of Reporting Person             Date



       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.